FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For June 01, 2022
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc
1 June 2022
Transaction in Own Shares
NatWest Group plc (the 'Company' or 'NWG') announces today that it has purchased the following number of ordinary shares in the Company with a nominal value of £1 each ('Ordinary Shares') from UBS AG, London Branch ('UBS').

Aggregated information:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
01 June 2022	239,630	231.60	230.80	231.2889	LSE
01 June 2022	0	0.00	0.00	0.0000	CHIX
01 June 2022	0	0.00	0.00	0.0000	BATE

Such purchases form part of the Company's existing share buyback programme and were effected pursuant to the instructions issued by the Company to UBS on 18 February 2022, as announced on 18 February 2022.

The Company intends to cancel the repurchased Ordinary Shares.

Following the settlement of the above transactions, NWG will hold 143,909,623 Ordinary Shares in treasury and have 10,479,906,147 Ordinary Shares in issue (excluding treasury shares).

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Transaction details
In accordance with Article 5(1)(b) of Regulation (EU) No.596/2014 as it applies in the UK (Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buyback programme is detailed below:

Transaction Date	Time	Time Zone	Volume (shares)	Price (GBp)	Trading Venue	MatchID
01 June 2022	12:13:45	BST	7637	231.00	LSE	1745270
01 June 2022	12:17:02	BST	6746	230.90	LSE	1,747,330
01 June 2022	12:19:50	BST	8008	230.80	LSE	1,749,254
01 June 2022	12:30:40	BST	52	231.00	LSE	1,756,601
01 June 2022	12:38:17	BST	4632	231.30	LSE	1,762,245
01 June 2022	12:38:17	BST	1500	231.30	LSE	1,762,242
01 June 2022	12:38:17	BST	1313	231.30	LSE	1,762,238
01 June 2022	12:38:17	BST	7171	231.30	LSE	1,762,216
01 June 2022	12:39:08	BST	8044	231.30	LSE	1,763,070
01 June 2022	12:43:19	BST	5170	231.30	LSE	1,766,096
01 June 2022	12:43:19	BST	1816	231.30	LSE	1,766,094
01 June 2022	12:44:48	BST	6153	231.30	LSE	1,767,268
01 June 2022	12:44:48	BST	2040	231.30	LSE	1,767,266
01 June 2022	12:45:48	BST	563	231.30	LSE	1,768,165
01 June 2022	12:45:48	BST	6573	231.30	LSE	1,768,163
01 June 2022	12:49:02	BST	7173	231.30	LSE	1,770,572
01 June 2022	12:54:30	BST	7710	231.40	LSE	1,774,651
01 June 2022	12:54:57	BST	2031	231.40	LSE	1,774,997
01 June 2022	12:54:57	BST	5679	231.40	LSE	1,774,995
01 June 2022	13:00:36	BST	6847	231.60	LSE	1,780,221
01 June 2022	13:00:49	BST	7289	231.50	LSE	1,780,341
01 June 2022	13:00:49	BST	6984	231.50	LSE	1,780,339
01 June 2022	13:08:21	BST	7909	231.50	LSE	1,787,278
01 June 2022	13:10:03	BST	7809	231.40	LSE	1,788,524
01 June 2022	13:15:28	BST	2000	231.30	LSE	1,792,591
01 June 2022	13:15:28	BST	3074	231.30	LSE	1,792,593
01 June 2022	13:17:44	BST	508	231.20	LSE	1,794,217
01 June 2022	13:17:44	BST	440	231.20	LSE	1,794,215
01 June 2022	13:17:51	BST	7156	231.20	LSE	1,794,309
01 June 2022	13:18:53	BST	7428	231.10	LSE	1,795,225
01 June 2022	13:25:43	BST	1565	231.20	LSE	1,801,637
01 June 2022	13:25:43	BST	1500	231.20	LSE	1,801,635
01 June 2022	13:25:43	BST	1600	231.20	LSE	1,801,633
01 June 2022	13:25:43	BST	2800	231.20	LSE	1,801,631
01 June 2022	13:25:43	BST	7729	231.20	LSE	1,801,629
01 June 2022	13:29:14	BST	1625	231.50	LSE	1,805,072
01 June 2022	13:29:14	BST	579	231.50	LSE	1,805,074
01 June 2022	13:29:14	BST	5308	231.50	LSE	1,805,076
01 June 2022	13:29:14	BST	8271	231.50	LSE	1,805,060
01 June 2022	13:31:31	BST	6891	231.50	LSE	1,807,554
01 June 2022	13:31:34	BST	7212	231.30	LSE	1,807,625
01 June 2022	13:33:37	BST	1	231.30	LSE	1,811,337
01 June 2022	13:33:37	BST	7743	231.30	LSE	1,811,335
01 June 2022	13:33:37	BST	6008	231.30	LSE	1,811,333
01 June 2022	13:33:37	BST	1442	231.30	LSE	1,811,331
01 June 2022	13:40:53	BST	8066	231.20	LSE	1,818,809
01 June 2022	13:46:51	BST	7727	231.20	LSE	1,824,604
01 June 2022	13:47:37	BST	8018	231.20	LSE	1,825,223
01 June 2022	13:52:08	BST	1061	231.20	LSE	1,830,078
01 June 2022	13:52:36	BST	7029	231.20	LSE	1,830,565

Date: 01 June 2022

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary